09040193

SECUR. ISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 47997

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Emergent Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 West 78th Street, Suite 115
(No. and Street)

Edina	Minnesota	55439
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carlene Cooke 952-829-1224
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
(Name—*if individual, state last, first, middle name*)

2501 Wayzata Boulevard	Minneapolis	MN	55405
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ~~Carlene Cooke~~ Peter Voldness, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emergent Financial Group, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

CARLA M MUFF
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Changes in Financial Condition/Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Emergent Financial Group, Inc.

CONTENTS

Lurie Besikof Lapidus
& Company, LLP

Independent Auditor's Report

Board of Directors
Emergent Financial Group, Inc.
Edina, Minnesota

We have audited the accompanying statement of financial condition of Emergent Financial Group, Inc. as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emergent Financial Group, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 24, 2009

phone 612.377.4404
fax 612.377.1325

address 2501 Wayzata Boulevard
Minneapolis, MN 55405

website www.lblco.com

Emergent Financial Group, Inc.

Statement of Financial Condition

December 31	2008
Assets	
Cash	$288,033
Receivable from clearing broker	13,517
Receivables - other ($23,650 not allowable for net capital)	67,471
Income taxes refundable	6,400
Advance to related party, not allowable for net capital	12,000
Clearing deposit	35,000
Equipment, net of accumulated depreciation of $28,209	8,371
Prepaid expenses and other	49,531
Total Assets	**$480,323**
Liabilities and Stockholder's Equity	
Accounts payable	$ 11,548
Accrued expenses	81,081
Total Liabilities	**92,629**
Stockholder's Equity	**387,694**
Total Liabilities and Stockholder's Equity	**$480,323**

See notes to financial statements.

Emergent Financial Group, Inc.

Statement of Operations

Year Ended December 31	2008
Income	
Commissions	$ 966,484
Investment fees	642,974
Interest	42,151
Total Income	1,651,609
Operating Expenses	
Salaries and commissions	1,274,434
Transaction fees	45,912
Employee benefits	82,462
Payroll taxes	29,998
Other	238,251
Total Operating Expenses	1,671,057
Loss before Income Tax Benefit	(19,448)
Income Tax Benefit	(6,400)
Net Loss	$ (13,048)

See notes to financial statements.

Emergent Financial Group, Inc.

Statement of Changes in Stockholder's Equity

Description	Preferred Stock *	Common Stock **	Additional Paid-In Capital	Accumulated Deficit	Stockholder's Equity
Balance, December 31, 2007	$ 50,000	$ 220,000	$ 197,942	$ (67,200)	$ 400,742
Net loss	-	-	-	**(13,048)**	**(13,048)**
Balance, December 31, 2008	**$ 50,000**	**$ 220,000**	**$ 197,942**	**$ (80,248)**	**$ 387,694**

* 50,000 shares authorized, issued and outstanding at $1.00 par value, nonvoting, noncumulative at 9%, payable when and only if declared by the Company's board of directors.

** 500,000 shares authorized, 1,000 shares issued and outstanding, no par value.

See notes to financial statements.

Emergent Financial Group, Inc.

Statement of Cash Flows

Year Ended December 31	2008
Operating Activities	
Net loss	$ (13,048)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	4,780
Changes in operating assets and liabilities:	
Receivable from clearing broker	4,278
Receivables - other	40,904
Prepaid expenses and other	999
Accounts payable and accrued expenses	(150,548)
Income taxes payable and refundable	(38,075)
Net Cash Used by Operating Activities	(150,710)
Investing Activities	
Purchases of equipment	(4,855)
Net Decrease in Cash	(155,565)
Cash	
Beginning of year	443,598
End of year	$ 288,033
Supplemental Disclosure of Cash Flow Information	
Cash paid for income taxes	$ 6,400

See notes to financial statements.

Emergent Financial Group, Inc.

Notes to Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Emergent Financial Group, Inc. (Company) is a securities broker/dealer registered with the Securities and Exchange Commission (SEC) and regulated by the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of VTMW Capital Management, Inc. The Company executes trades for clients primarily in the midwestern United States and deals primarily in over the counter equities and private placements.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue and Expense Recognition

Commission revenue and expenses are recorded on a settlement date basis, generally the third business day following the transaction date.

Commissions Receivable

The receivable from clearing broker represents commissions receivable related to customer transactions. Management anticipates no substantial loss from the receivable balance. Therefore, no reserve was established at December 31, 2008.

Equipment

Equipment is stated at cost less accumulated depreciation. The Company provides depreciation using the straight-line and accelerated methods over the estimated useful lives of the assets. The estimated lives of the assets range from 3 to 7 years.

2. Off-Balance Sheet Risk

The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer who carries all the customer accounts and maintains the related records. The Company is liable to the clearing firm for the transactions of the Company's customers. These activities may expose the Company to off-balance-sheet risk in the event the customers are unable to fulfill their contractual obligations. A $35,000 clearing account deposit was established to ensure the performance of obligations under the agreement.

Cash is maintained in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and does not believe it is exposed to any significant credit risk on cash.

3. Advance to Related Party

The advance to related party is noninterest bearing, unsecured, and due on demand.

4. Net Capital Requirement and Exemption

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2008, the ratio of aggregate indebtedness to net capital was .32 to 1 and net capital was $287,742, which exceeded the minimum capital requirement by $281,657.

The Company is exempt from Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission since all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to make the periodic computation of the reserve requirement for the exclusive benefit of customers.

5. Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by its parent. Federal and state income taxes are calculated as if the Company filed separate income tax returns.

Deferred taxes arise primarily from temporary differences between the income tax returns and financial statements in the recognition of accounts receivable, accounts payable and accrued expense. Income is recognized for income tax purposes when cash is received, rather than when earned. Expenses are deducted for income tax purpose when paid, rather than when incurred. The temporary differences resulted in an immaterial amount of deferred tax at December 31, 2008.

At December 31, 2008, the Company had a net operating loss (NOL) carryforward of approximately $84,000 available to reduce future taxable income. The NOL carryforward begins to expire in 2028. The deferred tax asset related to the NOL is approximately $12,000. The asset was fully reserved at December 31, 2008, due to the uncertainty of its realization. There was no valuation allowance at December 31, 2007.

Management has elected to defer the application of Financial Accounting Standards Board (FASB) interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes" in accordance with FASB Staff Position FIN 48-3. The Company will continue to follow Financial Accounting Standards No. 5, "Accounting for Contingencies," until it adopts FIN 48.

6. Lease Commitments

The Company has a lease agreement for office space that expires October 2009. The lease agreement contains a three-year renewal option. The lease requires the Company to pay certain operating costs, including maintenance, insurance and real estate taxes. The Company also leases equipment under an operating agreement expiring August 2010. Rent expense for 2008 was $90,335.

Minimum future rental payments due under noncancellable operating leases are as follows:

Years	**Amount**
2009	$ 42,907
2010	1,490
Total	$ 44,397

Emergent Financial Group, Inc.

Notes to Financial Statements

7. Concentration of Revenue and Assets

The Company had receivables and a deposit with one security clearinghouse totaling $48,517 at December 31, 2008. In addition, commissions from private placements accounted for approximately 70% of commissions income for 2008.

8. 401(k) Plan

The Company has a qualified defined contribution plan under section 401(k) of the Internal Revenue Code which allows all eligible employees to defer a portion of their wages into a tax deferred account. The Company did not make a discretionary contribution to the plan for 2008.

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Emergent Financial Group, Inc.
Edina, Minnesota

We have audited the accompanying financial statements of Emergent Financial Group, Inc. as of and for the year ended December 31, 2008, and have issued our report thereon dated February 24, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 24, 2009

Emergent Financial Group, Inc.

Computation of Net Capital

December 31	2008
Net Capital	
Stockholder's equity	$ 387,694
Deductions:	
Nonallowable items:	
Receivables - other	23,650
Income taxes refundable	6,400
Advance to related party	12,000
Equipment, net of accumulated depreciation	8,371
Prepaid expenses and other	49,531
Total Deductions	99,952
Net Capital	**$ 287,742**
Basic Net Capital Requirements	
Net capital	$ 287,742
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	6,175
Excess Net Capital	**$ 281,567**
Aggregate Indebtedness *	**$ 92,629**
Ratio of Aggregate Indebtedness to Net Capital	**0.32**
Reconciling Items to the Company's Computation Included in Part II of Form X-17a-5 as of December 31, 2008	
Net capital as reported by the Company	$ 287,742
Net audit adjustments:	
Record additional depreciation expense	(663)
Adjust nonallowable deduction for change in depreciation expense	663
Net Capital	**$ 287,742**

See independent auditor's report - supplementary information.

Lurie Besikof Lapidus
& Company, LLP

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Emergent Financial Group, Inc.
Edina, Minnesota

In planning and performing our audit of the financial statements of Emergent Financial Group, Inc. as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a deficiency in internal control that we consider to be a material weakness, as defined above, and communicated it in writing to management and those charged with governance on February 24, 2009.

Segregation of Duties
There is a general lack of segregation of duties since one person has responsibility for all the accounting records. The Company plans no corrective action because it is management's opinion that the size of the Company does not warrant hiring additional personnel to achieve the desired segregation of duties.

These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Emergent Financial Group, Inc. as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 24, 2009.

Lurie Besikof Lapidus
& Company, LLP

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 24, 2009

Emergent Financial Group, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2008